Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: JPMorgan Chase & Co. (JPM)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

JPMorgan Chase & Co. (JPM)
Vote Yes: Item #9 – Report on Climate Transition Planning

Annual Meeting: May 16, 2023

CONTACT: Danielle Fugere | dfugere@asyousow.org

THE RESOLUTION

BE IT RESOLVED: Shareholders request that JP Morgan Chase issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies necessary to achieve its targets, the reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

SUMMARY

The banking sector has a critical role to play in achieving global net zero by 2050 goals. The Net Zero Banking Alliance (“NZBA”) notes that 40 percent of global banking assets have committed to aligning their lending and investment portfolios with net zero by 2050 goals.1 JPMorgan Chase (“JPMorgan” or “the Company”), a NZBA member, announced its commitment to align its financing with the goals of the Paris Agreement in 20212 and has now disclosed 2030 emission reduction targets for six of its investment portfolios.3

Having set those targets, investors now ask JPMorgan to disclose a Climate Transition Plan outlining how it plans to achieve its 2030 goals. A Climate Transition Plan demonstrates to capital markets and stakeholders that the Company has a forward-looking plan, with milestones and timelines, for achieving its emission reduction goals. Such a plan also helps reduce public concern about greenwashing that is growing around banks’ net zero targets.4,5 As the World Resources Institute notes, “We can no longer rely on science-based target setting as our only indicator of progress.”6 Investors seek to understand the Company’s plan of action to achieve those goals.

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1 https://www.unepfi.org/net-zero-banking/

2 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf

3 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.59-60

4 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/banks-face-mounting-risk-of-fines-regulatory-probes-over-sustainability-claims-74385257

5 https://rmi.org/navigating-financial-industry-blurred-lines-between-climate-commitments-and-greenwash/

6 https://www.wri.org/insights/rising-bar-corporate-climate-action

2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

RATIONALE FOR A YES VOTE

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, achieving the Company’s stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for the Company to deliver on its decarbonization targets.

2.	What are best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. The general framework is that such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward-looking, (4) is time-bound and quantitative, (5) is flexible and responsive, and (6) is complete.7

3.	JPMorgan’s current level of disclosure cannot be considered a Climate Transition Plan.

The target setting, risk assessment methodologies, and categories of emission reduction actions that JPMorgan cites to in its opposition statement, are not a Transition Plan. While necessary and important first steps, the JPMorgan does not give investors confidence that the bank has an effective plan for meeting its 2030 greenhouse gas reduction targets or provide necessary information as to whether the Company’s reported progress is in line with or behind expected outcomes. A ‘yes’ vote on this proposal will underscore investors’ desire for a forward-looking transition plan that creates clarity and accountability for investors that Wells Fargo has an effective plan for reaching the bank’s 2030 targets.

DISCUSSION

1.	What is a Climate Transition Plan and why is it important to investors?

An effective Climate Transition Plan provides investors with information about, and accountability for, how a company plans to achieve its stated greenhouse gas reduction targets. Such a plan describes the general strategies, milestones, and timelines for a company to deliver on its decarbonization targets.

CDP defines a Climate Transition Plan as a time-bound action plan that outlines how an organization will pivot its existing assets, operations, and business model toward a trajectory aligned with climate science recommendations.8 Such plans are not only a framework to equip corporate planning, they “share key details of those plans with companies’ stakeholders.”9 CDP notes that plans should provide this information in a non-technical, easily-digestible way.

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7 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

8 https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309, p.7

9 https://www.wemeanbusinesscoalition.org/blog/climate-transition-action-plans-activate-your-journey-to-climate-leadership/; https://www.wemeanbusinesscoalition.org/

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

The Glasgow Financial Alliance for Net Zero (“GFANZ”), a global coalition of leading financial institutions committed to accelerating the decarbonization of the economy, notes that: “Net-zero transition plans are foundational to operationalizing commitments and demonstrating the credibility of a financial institution’s net-zero pledge.”10 It provides that a transition plan is both “a strategic planning tool and a practical action plan . . . A transition plan supports accountability and signals to both internal and external audiences that an institution’s steps toward net zero are deliberate, transparent, and can be monitored.”11

The CA100+’s Net Zero Company Benchmark specifically states that “for a decarbonisation strategy to be meaningful, it cannot just describe what the company plans to do – like switch to renewable energy or produce low carbon products – it must articulate how each part of the plan will contribute to the Company achieving its targets.”12

In its recent draft Climate Disclosure Rule, the SEC underscores the importance of climate transition plans to investors by requiring that companies with targets or goals provide investors with, among other materials, information on how the registrant intends to meet its climate-related targets or goals.13

2.	What are the best practices for a Climate Transition Plan?

There is growing consensus on the principal elements of a Climate Transition Plan for banks seeking to meet net zero financed emissions by 2050 goals. Such a plan: (1) creates accountability, (2) is integrated into the business strategy of the organization, (3) is forward looking, (4) is time-bound and quantitative, (5) is flexible and responsive, and (6) is complete.14

In addition to CDP’s best practices report, other organizations have released indicators relevant to bank Climate Transition Plans:

•	GFANZ has produced “Financial Institution Net-zero Transition Plans: Fundamentals, Recommendations, and Guidance”[15]

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10 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

11 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf, p.14

12 https://www.climateaction100.org/news/describe-quantify-understanding-the-benchmarks-decarbonisation-strategy-indicator/

13 See https://www.sec.gov/files/33-11042-fact-sheet.pdf, p.2; https://www.sec.gov/rules/proposed/2022/33-11042.pdf, p.268-270

14 See, e.g. “Reporting on Climate Transition Plans.”https://cdn.cdp.net/cdp-production/cms/guidance_docs/pdfs/000/003/101/original/CDP_technical_note_-_Climate_transition_plans.pdf?1643994309

15 https://assets.bbhub.io/company/sites/63/2022/09/Recommendations-and-Guidance-on-Financial-Institution-Net-zero-Transition-Plans-November-2022.pdf

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

•	The Institutional Investors Group on Climate Change (“IIGCC”) and the Transition Pathway Initiative (“TPI”) have issued “An investor-led framework of pilot indicators to assess banks on the transition to net zero”[16]

While specific criteria may differ from bank to bank, the purpose of a Climate Transition Plan as outlined in the above reports is that it be designed to provide information to investors and stakeholders on the likelihood of a bank achieving its greenhouse gas reduction targets through the outlined strategies, actions, milestones, and timelines. In short, that the bank provides a credible pathway for success.

JPMorgan has not provided such a plan. As discussed below, the Company provides target setting methodologies, climate risk assessment methodologies, and general references to future actions that it is undertaking or plans to undertake. A Climate Transition Plan, however, must be more than assessment methodologies, action categories, and end goals. Its purpose is to allow investors to evaluate the cohesiveness of the Company’s strategies and the likelihood that the described actions and milestones will achieve the bank’s stated 2030 goals. Such a plan also allows comparability with other banks’ transition progress so that investors can make informed investment decisions. JPMorgan has not adequately demonstrated that it is doing so.

3.	JPMorgan’s current level of disclosure cannot be considered a Climate Transition Plan.

In 2021, JPMorgan announced its commitment to align its financing with the 2 degree goal of the Paris Agreement. It has now also disclosed 2030 emission intensity reduction targets and methodologies for six of its investment portfolios.17 It describes its climate-related actions in a Climate Report and its Carbon Compass report and other documents.

2022 Climate Report

In its 2022 Climate Report, the Company states a general three-pronged strategy for environmental sustainability: 1) Scaling Green Solutions, 2) Meeting Needs Responsibly, and 3) Minimizing Operational Impact. The high-level discussions within each section give a broad overview of JPMorgan’s climate-related actions but lack specificity on key factors such as when and how new policies will be implemented and how extensively, the expected contributions of each, and on what metrics likely future progress can be measured.

1. Scaling Green Solutions

In its Climate Report, JPMorgan has committed to mobilize $1 trillion between 2021-2030 to “advance long term climate change solutions” and sustainability.18 In 2021, the bank financed and facilitated “underwriting of green bonds, lending to support construction of sustainable infrastructure and raising capital for innovative clean technology, renewable energy, and sustainable transportation companies.”19 JPMorgan does not, however, provide clarity as to whether or in what amount this sustainable financing is intended to supersede its high emitting financing activities, nor does it estimate, even broadly, the expected emissions reductions to be achieved from such financing activities.20

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16 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf

17 https://www.jpmorgan.com/solutions/cib/investment-banking/center-for-carbon-transition/carbon-compass;

https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf; https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.59-60

18 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.19

19 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.57

20 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.19

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

2. Meeting Needs Responsibly

JPMorgan updates its target setting approach and discloses annual progress toward existing goals. It announces a 1% increase in end use oil and gas intensity, a 0% decrease in oil and gas operational intensity, a notable 22% carbon intensity decrease in its electric power portfolio, and a 10% decrease in auto manufacturing.21

In this section of its Climate Report, JPMorgan introduces a Carbon Assessment Framework (CAF) through which it will assess quantitative and qualitative factors of its in-scope clients’ current emissions and future decarbonization plans. Based on this review, it then assigns clients a bucket score of 1-5, “allowing the carbon assessment results to be reviewed as one consideration alongside other factors in our transaction review process.”22 It further notes that accountability for progress toward climate targets has been assigned to senior leaders.

This methodology could prove important in meeting climate goals, depending on how it is applied. JPMorgan does not, however, report how the CAF score will be prioritized as against “other factors” the bank considers in its transaction review process; whether expectations are being set for clients in all or some of the CAF buckets; or to what degree clients are or are expected to move from lower to higher scoring buckets over time based on bank actions. Without more information, investors have no way of understanding how effective the CAF system is in driving emission reductions.

The IIGCC notes the importance of setting financial conditions for clients that are lagging in their transition.23 JPMorgan could increase its accountability to stakeholders by clarifying the degree to which CAF scores, or other bank actions, drive portfolio decision making.

3. Minimizing Operational Impact

JPMorgan’s operational emissions are inconsequential relative to its financed emissions. Activities associated with operational impact reduction, while applauded, are outside of the scope of whether the Company has an adequate plan to reach its 2030 targets for financed emissions.

Carbon Compass

JPMorgan’s Center for Carbon Transition (CCT) pages describe the bank’s ‘Carbon Compass’ methodology for target setting. The Company states that the CCT has been tasked with “delivering on JPMorgan Chase’s commitment to align its financing with the goals of the Paris Agreement” and that it will “engage with clients” on issues including sustainability-focused financing and related carbon disclosures. The Company also reiterates the basic pillars described above: 1) use of the CAF framework, 2) governance and senior leader accountability to targets, 3) client engagement, and 4) capital facilitation and deployment, but generally provide no additional details on implementation.24

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21 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.60

22 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/Climate-Report-2022.pdf, p.27

23 https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-the-transition-to-net-zero-28-July.pdf, p.22

24 https://www.jpmorgan.com/solutions/cib/investment-banking/center-for-carbon-transition/carbon-compass

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

Environmental and Social Policy Framework

JPMorgan has given robust details on its coal sector policies, but provides no information on prohibitions or financing guidelines for its other high-emitting and high-climate risk sectors. 25 Such policies might include conditions and standards for ongoing business engagements and details of any restrictions or exclusions that apply and would contribute to the bank’s 2030 commitments.

Together, these various documents do not constitute a Climate Transition Plan. While JPMorgan describes broad actions toward goals, there is no clarity on whether and how their implementation will achieve the banks’ 2030 targets, along what timelines, and how investors can measure accountability toward those targets. We note that measuring and disclosing past emissions reductions is not a predictor of future success, more is needed to assure investors that JPMorgan is putting sufficient programs and processes in place to achieve its stated goals.

Overall, an adequate Climate Transition Plan would communicate to investors and stakeholders key information such as:

•	Does JPMorgan believe that emissions reductions will be achieved consistently, year-over-year; are emissions reductions likely to scale over time; or will the majority of reductions be achieved closer to 2030?

•	Is JPMorgan relying primarily on clients’ own greenhouse gas reductions to achieve its goals, and, if so, has the Company assessed the likely reductions to be achieved from its clients’ current and planned transition plans?

There are many ways a bank can provide concrete indicators as to how its client engagement strategy and policies are leading to emissions reductions at the portfolio level. GFANZ explains that a central tenant of a decarbonization transition strategy will be banks asking for their clients to not only disclose their own emissions, which will greatly improve banks’ own access to portfolio emission data, but to also ask clients to release their own Climate Transition Plans.26 Danske Bank and NatWest have begun asking for transition plans from their oil and gas clients.27

•	If JPMorgan does not believe current client action will be sufficient to meet its targets, is it creating additive internal bank guidelines or other methodologies or actions to reduce emissions? If so, along what timelines would such guidelines expect to be implemented? Are the actions mandatory or discretionary? Relevant actions could include encouraging bankers to increase low carbon business or decrease high carbon business; mandated reductions or mandated actions; and how JPMorgan is otherwise driving action to encourage or discourage customers’ high carbon actions and policies.

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25 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf , Prohibited Activities, p.4

26 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf, p.42

27 https://api.shareaction.org/resources/reports/Oil-Gas-Expansion-lose-lose.pdf, p.9

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

A necessary arm of client engagement is a clearly defined escalation strategy for when client and portfolio companies do not meet information disclosure or emission reduction expectations.28 As an example, Citigroup announced plans for a two-year period to assess and engage with its clients to determine whether it’s on a credible path to align with targets, whether it can come into alignment, or if other internal bank actions may be necessary.29

•	What are the anticipated reductions associated with the bank’s current coal policy? When are they likely to be achieved? What are the anticipated reductions associated with the bank’s green financing policies? When are they likely to be achieved? What other policies, if any, are likely to be implemented?

•	If external government policies are necessary to achieve 2030 targets, has the Company taken action to ensure it and its trade associations are supporting climate regulations and not opposing them?

In sum, investors seek to understand that JPMorgan has a plan for how it will achieve its 2030 targets, along what timelines, and what metrics demonstrate it is on-target for achieving its goals. This has not yet been provided.

RESPONSE TO BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Board recommends a vote against this Proposal, stating it believes it has already implemented the asks of the Proposal. However, as described above, its various documents do not constitute a Climate Transition Plan.

JPMorgan states that the aggregate of its six portfolio-level emissions intensity reduction targets account for the majority of global emissions across the supply and demand side value chains of the global energy system. Whether this is meant to answer the question of whether it also accounts for the vast majority of JPMorgan’s financed emissions is unclear.

JPMorgan states that its Carbon Assessment Framework will enable the Company to bring a climate lens to the way it makes financing decisions for its six portfolio sectors. While true, as previously noted, CAF is only one of several factors in the bank’s financing decision making process. The extent to which CAF will affect future decisions has not been answered. We look forward to such additional information as it could provide an important missing element to the bank’s Transition Plan.

Finally, JPMorgan states that it has “consistently noted that our climate ambitions are subject to important prerequisites and considerations, both within and outside our control, including the necessity of technological advancements, the evolution of consumer behavior and demand, and the need for thoughtful climate policies.” Within this context, additional helpful information would include how JPMorgan intends to leverage its own processes, including lobbying activities, to help drive climate policies within governments and its own trade associations.

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28 https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf, p.43

29 https://www.sierraclub.org/press-releases/2022/01/citigroup-surpasses-peers-absolute-emissions-reduction-target-for-energy

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2023 Proxy Memo JPMorgan Chase & Co. | Report on Climate Transition Planning

CONCLUSION

Vote “Yes” on this Shareholder Proposal 9. JPMorgan currently does not have a cohesive Climate Transition Plan that provides the broad indicators, policies, and timelines that will enable it to reach its 2030 emissions reduction commitments and to create accountability with, and comparability for, investors. We urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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